UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Extraordinary General Meeting of the Company

Spotify Technology S.A. (the “Company”) held an extraordinary general meeting of shareholders and holders of beneficiary certificates on December 10, 2025. The Company’s shareholders and holders of beneficiary certificates considered the following proposal, which is described in greater detail in the Company’s proxy statement dated November 5, 2025.

1. Election of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors, effective January 1, 2026, for a term ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025.

	For	Against	Abstain
Alex Norström (B Director)	465,781,151	7,730,552	5,276,467
Gustav Söderström (B Director)	466,146,165	7,366,717	5,275,288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: December 10, 2025	By:	/s/ Kevan Choset
	Name:	Kevan Choset
	Title:	General Counsel